Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 20, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

In furtherance to our intimation dated October 12, 2023, on the Pre-Approval Inspection (PAI) at our Biologics manufacturing facility in Bachupally, Hyderabad, and our announcement dated July 12, 2023, on the acceptance of the Biologics License Application (BLA) of our proposed biosimilar rituximab candidate DRL_RI, we would like to inform you that the United States Food and Drug Administration (USFDA) has issued a Complete Response Letter (CRL) to our BLA. The CRL is in reference to ongoing resolution of observations arising from the inspection of our Biologics facility in October 2023, as well as certain aspects pertaining to the BLA.

This has no impact on the development or manufacturing of any current commercial or pipeline product.

We will continue to work closely with the USFDA to address and resolve all concerns within stipulated timelines in order to make this biosimilar rituximab available to patients in the U.S. as soon as possible.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR